AXA EQUITABLE LIFE INSURANCE COMPANY

THE [CHOICE SEGMENT] RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean AXA Equitable Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider. Subject to the terms and conditions of this Rider, you may make allocations to a Choice Segment with this index linked and variable deferred annuity contract as described below.

The following definition is revised and is applicable to [Choice Segments]:

SECTION 2.01(E) SEGMENT

“Segment” means an Investment Option we establish with a specific Index, Segment Duration, Segment Buffer, Segment Maturity Date, Performance Cap Rate, and Participation Rate. We may offer [“Choice Segments”] which include a [“Choice Cost”] as described in the “Segment Rate of Return” Section of this Rider (Section 2.01(n).

The following definition is revised and is applicable to [Choice Segments]:

SECTION 2.01(n) SEGMENT RATE OF RETURN

“Segment Rate of Return” means a rate equal to the Index Performance Rate multiplied by the Participation Rate adjusted to reflect the Performance Cap Rate and the Segment Buffer.

A [Choice Segment] will include a [Choice Cost] as shown in the table below. Your Segment Rate of Return for a [Choice Segment] is adjusted by the applicable [Choice Cost].

A	B		[C
If a [Choice Segment] has a positive Index Performance Rate and its duration is...	Then the [current] [Choice Cost] is:		And will not exceed a maximum [Choice Cost] of:
[1 year]	[1	%]	[3	%]
[3 years]	[3	%]	[5	%]
[5 years]	[5	%]	[7	%] ]

[The current [Choice Cost] may be higher than the amount shown in Column B above but will never exceed the maximum [Choice Cost] shown in Column C. The [Choice Cost] will not change for any existing [Choice Segment] but may change for new [Choice Segments] offered after your Contract has been issued.]

We will waive the [Choice Cost] for any [Choice Segment] where the Performance Cap Rate minus the [current] [Choice Cost] that is applicable for that [Choice Segment] would not exceed the Performance Cap Rate for a Segment with the same Segment Buffer and Segment Start Date as that [Choice Segment].

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Accordingly, your Segment Rate of Return is determined as follows:

	A	B
	If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return for a [Choice Segment] will be:
1	Exceeds the Performance Cap Rate	Equal to the Performance Cap Rate minus the [Choice Cost]

2	Is positive but is less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate minus the [Choice Cost] but not less than zero

3	Is between zero and the Segment Buffer inclusive	Equal to 0%

4	Is more negative than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

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